ALULA FILM LLC

Your Imaginary Friend was never your Friend.


ALULA
It's not a nightmare if you're awake

32redentertainment.com Los Angeles, CA

Highlights

1. Frank Coraci's films have grossed over $2 billion at the box office.
2. Contained Horror Film
3. Award Winning Producing Team
4. Great Script with Sequel Potential

Team



Michael Mammoliti Producer SPV Voting Proxy

Michael Mammoliti has built a producing portfolio through 32 Red Entertainment that includes CAPTIVATED w/ Al Pacino, HOT YEAR w/ Kathryn Newton directed by Aaron Sorkin's daughter Roxy, and THE HIM starring Ryan Phillippe and Chris Elliot.

32redentertainment.com



Manasvi Mamgai Producer

Former Miss India, Manasvi Mamgai has since moved into global film production, co-producing the Hollywood film Captivated starring Al Pacino, announced at Cannes Marche du Film. Beyond entertainment, she champions education initiatives in India and advoca

32redentertainment.com



Gary Michael Walters Producer

Gary Michael Walters is an acclaimed film producer. He is best known for producing critically acclaimed titles including Whiplash, Drive, Nightcrawler, and The Guilty. His work has earned numerous Academy Award and an Emmy wins and nominations.

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Frank Coraci Writer/ Director



Frank Coraci is a commercially successful American director. His films have grossed over $2 billion worldwide. His hits include The Wedding Singer, The Waterboy, Click, and Blended.

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Pitch Deck


ALULA

Memo

ALULA is a bold new psychological horror film directed by Frank Coraci, the filmmaker behind global hits including *The Wedding Singer, The Waterboy, Click,* and *Blended*. After a blocked composer retreats to his remote French château, the return of his childhood imaginary friend—a mysterious nine-year-old girl—reawakens his creativity while blurring the line between inspiration and terror.

Combining an emotionally compelling story with elevated horror, striking European locations, and a proven commercial director, *ALULA* is designed to connect with both genre audiences and the broader international market. This crowdfunding opportunity gives investors the chance to participate in the creation of an original, commercially driven feature film alongside an experienced team with a clear vision for bringing it to audiences worldwide.

We invite you to become part of *ALULA*—not simply as an investor, but as an early partner in bringing this haunting and unforgettable story to life.